Exhibit 99.1

RADIANT LOGISTICS ANNOUNCES RESULTS
 FOR THE FISCAL THIRD QUARTER ENDED MARCH 31, 2010

Posts Double Digit Earnings Growth for the Quarter with Adjusted EBITDA of $1,065,000, Up 40.5% over Prior Year Quarter

BELLEVUE, WA, May 17, 2010 – Radiant Logistics, Inc. (OTC BB: RLGT), a domestic and international freight forwarding and logistics services company, today reported financial results for the three and nine months ended March 31, 2010.

For the three months ended March 31, 2010, Radiant reported net income of $449,000 on $32.9 million of revenues, or $0.01 per basic and fully diluted share, including a $395,000 benefit resulting from a refund of state business and occupancy taxes.  For the three months ended March 31, 2009, Radiant reported net income of $293,000 on $29.7 million of revenues, or $0.01 per basic and fully diluted share, including a $190,000 gain on early extinguishment of debt.

For the nine months ended March 31, 2010, Radiant reported net income of $1,114,000 on $106.0 million of revenues, or $0.03 per basic and fully diluted share, including a $395,000 benefit resulting from a refund of state business and occupancy taxes and a $355,000 gain on litigation settlement.  For the nine months ended March 31, 2009, Radiant reported a net loss of $9,672,000 on $104.6 million of revenues, or $0.28 per basic and fully diluted share, including a non-cash charge of $11.4 million for impairment of goodwill.

In March of 2010, the Company recognized a benefit of $395,000 resulting from a refund of overpayments made to the State of Washington in connection with business and occupancy taxes.

In December 2009, the Company recorded a gain of $355,000 in connection with the favorable settlement of a dispute with the former owner of Adcom Worldwide related to the calculation and payment of working capital and certain related post closing items.

In December 2008, the Company recorded a non-cash charge of $11.4 million for impairment of goodwill. The goodwill charge was a result of the material decline in the market value of the Company's equity during the fourth quarter of 2008.  The non-cash charge has not had any impact on its financial condition or affected the financial covenants of the Company’s credit facility.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization), excluding the non-recurring items, of $1,065,000 for the three months ended March 31, 2010, compared to adjusted EBITDA of $758,000 for the comparable prior year period.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization), excluding the non-recurring items, of $2,815,000 for the nine months ended March 31, 2010 compared to adjusted EBITDA of $2,934,000  for the comparable prior year period. A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

The Company has also provided additional prior period analysis using pro forma results of operations presented as if Radiant had acquired Adcom as of July 1, 2008 which is included in the Company’s Form 10-Q for the quarter ended March 31, 2010 and filed May 17, 2010.

“We remain very pleased with our continued revenue growth and our improved profitability in what continues to be a tough market,” said Bohn Crain, Chairman and CEO. “For the quarter ended March 31, 2010, our revenues increased 10.6% to $32.9 million as compared to $29.7 million for the comparable prior year period.  Net transportation revenues, however, decreased 3.8% to $10.3 million as compared to $10.7 million for the comparable prior year period.  The margin regression was attributed to proportionately higher international sales, which typically yield lower margins, coupled with pricing pressures from competitors. Ultimately, it was the cost synergies available to us through the Adcom acquisition that have enabled us to continue to expand our earnings. As the economy continues to recover, we believe that the scalable nature of our business model will translate into further improvement in profitability.”

Mr. Crain continued, “Also included in this quarter’s results is a nonrecurring benefit of $395,000 associated with a refund of business and occupancy taxes paid to the State of Washington as it was concluded that only our intra state services were subject to the tax.”

Crain concluded, “As we look forward to the balance of our fiscal year ending June 30, 2010, we are beginning to see some signs of improvement although margin pressures persist. For the fiscal year ending June 30, 2010, we are updating our prior guidance and expect to generate approximately $3.8 million in adjusted EBITDA on $142 million in annual revenues.  Looking forward, our strategy remains unchanged. From our current platform, we believe profitable growth can be best achieved by continuing to bring value to the agent-based forwarder community and continuing to execute our three-prong strategy of first, providing continuous improvement to our existing network participants in terms of technology, buy rates and enhanced service offerings; second,  building upon the success of our organic growth initiative by on-boarding additional agent stations; and third, opportunistically pursuing acquisition opportunities, including strategic opportunities within the community of agent-based forwarders.”

Supplemental Pro Forma Information

We believe that supplemental disclosure of our adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization adjusted for stock-based compensation, goodwill impairment and other non-cash costs is a useful measure for investors because it eliminates the effect of certain non-cash costs and provides an important metric for our business.  Adjusted EBITDA is a non-GAAP measure of income.  A reconciliation of adjusted EBITDA amounts to Net income, the most directly comparable GAAP measure, for the three and nine months ended March 31, 2010 and 2009 is shown below:

(Amounts in 000’s)	THREE MONTHS ENDED MARCH 31,		NINE MONTHS ENDED MARCH 31,
	2010	2009	2010	2009

Net income (loss)	$449	$293	$1,114	$(9,672)

Interest expense – net	21	66	104	157
Income tax expense (benefit)	511	63	919	(167)
Depreciation and amortization	386	479	1,182	1,267

EBITDA	1,367	901	3,319	(8,415)
Share-based compensation and other non-cash charges	93	47	246	136
Refund of Business & Occupancy tax (including interest)	(395)	-	(395)	-
Gain on litigation settlement	-	-	(355)	-
Gain on extinguishment of debt	-	(190)	-	(190)
Goodwill impairment	-	-	-	11,403

Adjusted EBITDA	$1,065	$758	$2,815	$2,934

This supplemental pro forma financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States. A reconciliation of adjusted EBITDA amounts to net income, the most directly comparable GAAP measure, for the fiscal year ending June 30, 2010 is shown below:

Financial Outlook

(Amounts in 000’s)	FISCAL YEAR ENDED JUNE 30, 2010

Net income	$1,379

Interest expense – net	160
Income tax expense	1,082
Depreciation and amortization	1,576

EBITDA	4,197
Stock-based compensation and other
non-cash charges	328
Gain on litigation settlement	(355)
B&O tax refund	(395)

Adjusted EBITDA	$3,775

Investor Conference Call

Radiant will host a conference call for shareholders and the investing community on Tuesday May 18, 2010 at 4:00 pm, ET to discuss the contents of the release. The call can be accessed by dialing (877) 407-8031, or (201) 689-8031 for international participants, and is expected to last approximately 30 minutes. Callers are requested to dial in 5 minutes before the start of the call. An audio replay will be available for one week after the teleconference by dialing (877) 660-6853, or (201) 612-7415 for international callers, and using account number 286 and conference ID number 350412. The call will also be webcast and may be accessed via Radiant’s web site at www.radiant-logistics.com or through www.InvestorCalendar.com.

About Radiant Logistics (OTC BB: RLGT)
Radiant Logistics (www.radiant-logistics.com) is a non-asset based logistics company providing domestic and international freight forwarding and related services through a network of approximately 70 company owned and exclusive agent offices across North America. Operating under the Airgroup, Adcom Worldwide and Radiant Logistics brands, the company services a diversified account base including manufacturers, distributors and retailers using a network of independent carriers and international agents positioned strategically around the world. For more information about Radiant Logistics, please contact Bohn Crain at (425) 943-4599.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding future operating performance, events, trends and plans. All statements other than statements of historical fact contained herein, including, without limitation, statements regarding the our future financial position, business strategy, budgets, projected revenues and costs, and plans and objectives of management for future operations, are forward-looking statements.  Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expects,” “intends,” “plans,” “projects,” “estimates,” “anticipates,” or “believes” or the negative thereof or any variation thereon or similar terminology or expressions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause our actual results to differ from our expectations, include but are not limited to, our ability to: use Airgroup as a “platform” upon which we can build a profitable global transportation and supply chain management company; retain and build upon the relationships we have with our exclusive agency offices; continue the development of our back office infrastructure and transportation and accounting systems in a manner sufficient to service our expanding revenues and base of exclusive agency locations; maintain the future operations of Adcom in a manner consistent with its past practices, integrate the operations of Adcom with our existing operations, continue growing our business and maintain historical or increased gross profit margins; locate suitable acquisition opportunities; secure the financing necessary to complete any acquisition opportunities we locate; assess and respond to competitive practices in the industries in which we compete, mitigate, to the best extent possible, our dependence on current management and certain of our larger exclusive agency locations; assess and respond to the impact of current and future laws and governmental regulations affecting the transportation industry in general and our operations in particular;  as well as those risk factors disclosed in Item 1A of  our Report on Form 10-K for the year ended June 30, 2009 and other filings with the Securities and Exchange Commission and other public documents and press releases which can be found on our web-site (www.radiant-logistics.com). Readers are cautioned not to place undue reliance on our forward-looking statements, as they speak only as of the date made. Such statements are not guarantees of future performance or events and we undertake no obligation to disclose any revision to these forward-looking statements to reflect events or circumstances occurring after the date hereof.

RADIANT LOGISTICS, INC.
Consolidated Balance Sheets

	March 31,	June 30,
	2010	2009
ASSETS
Current assets -
Cash and cash equivalents	$-	$890,572
Accounts receivable, net of allowance of $669,759 and $754,578 respectively	18,471,694	17,275,387
Current portion of employee loan receivable	12,600	53,700
Current portion of station and other receivables	802,129	522,088
Income tax deposit	-	535,074
Prepaid expenses and other current assets	451,273	305,643
Deferred tax asset	504,430	427,713
Total current assets	20,242,126	20,010,177

Furniture and equipment, net	500,379	760,507

Acquired intangibles, net	2,303,411	3,179,043
Goodwill	494,291	337,000
Employee loan receivable, net of current portion	38,000	40,000
Station and other receivables, net of current portion	162,636	37,500
Investment in real estate	40,000	40,000
Deposits and other assets	211,693	359,606
Total long term assets	3,250,031	3,993,149
Total assets	$23,992,536	$24,763,833

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities -
Checks issued in excess of funds	$44,148	-
Accounts payable and accrued transportation costs	13,058,103	13,249,628
Commissions payable	1,422,517	1,323,004
Other accrued costs	603,278	472,202
Income taxes payable	276,612	-
Due to former Adcom shareholder	947,466	2,153,721
Total current liabilities	16,352,124	17,198,555

Long term debt	7,448,662	7,869,110
Other long term liabilities	23,544	-
Deferred tax liability	-	352,387
Total long term liabilities	7,472,206	8,221,497
Total liabilities	23,824,330	25,420,052

Stockholders' equity (deficit):
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized. Issued and outstanding: March 31, 2010 – 32,334,811; June 30, 2009 – 34,106,960	16,157	16,157
Additional paid-in capital	8,053,300	7,889,458
Treasury stock, at cost, 2,367,149 and 595,000 shares, respectively	(645,163)	(138,250)
Retained deficit	(7,311,224)	(8,425,491)
Total Radiant Logistics, Inc. stockholders’ equity (deficit)	113,070	(658,126)
Non-controlling interest	55,136	1,907
Total stockholders’ equity (deficit)	168,206	(656,219)
Total liabilities and stockholders’ equity (deficit)	$23,992,536	$24,763,833

RADIANT LOGISTICS, INC.
Consolidated Statements of Income (Operations)

	THREE MONTHS ENDED MARCH 31,		NINE MONTHS ENDED MARCH 31,
	2010	2009	2010	2009

Revenue	$32,863,624	$29,718,852	$106,007,803	$104,626,813
Cost of transportation	22,522,506	18,971,855	73,613,523	69,207,198
Net revenues	10,341,118	10,746,997	32,394,280	35,419,615

Agent commissions	7,104,883	6,981,916	22,398,448	23,535,316
Personnel costs	1,448,374	1,825,106	4,402,236	5,548,465
Selling, general and administrative expenses	551,139	1,188,977	2,800,572	3,309,679
Depreciation and amortization	386,145	479,061	1,181,862	1,267,124
Goodwill impairment	-	-	-	11,403,342
Restructuring charges	-	-	-	220,000
Total operating expenses	9,490,541	10,475,060	30,783,118	45,283,926

Income (loss) from operations	850,577	271,937	1,611,162	(9,864,311)

Other income (expense):
Interest income	35,130	2,482	38,403	8,900
Interest expense	(56,404)	(68,392)	(142,195)	(166,471)
Other	155,406	(18,089)	254,171	12,126
Gain on extinguishment of debt	-	190,000	-	190,000
Gain on litigation settlement	-	-	354,670	-
Total other income (expense)	134,132	106,001	505,049	44,555

Income (loss) before income tax (expense) benefit	984,709	377,938	2,116,211	(9,819,756)

Income tax (expense) benefit	(511,050)	(63,150)	(918,715)	166,881

Net income (loss)	473,659	314,788	1,197,496	(9,652,875)

Less: Net income attributable to non- controlling interest	(24,551)	(21,750)	(83,229)	(19,604)

Net income (loss) attributable to Radiant Logistics, Inc.	$449,108	$293,038	$1,114,267	$(9,672,479)

Net income (loss) per common share – basic	$.01	$.01	$.03	$(.28)
Net income (loss) per common share – diluted	$.01	$.01	$.03	$(.28)

Weighted average shares outstanding:
Basic shares	32,391,859	34,701,960	32,767,213	34,699,679
Diluted shares	32,533,794	34,701,960	32,937,774	34,699,679

The accompanying notes form an integral part of these condensed consolidated financial statements.

RADIANT LOGISTICS, INC.
Reconciliation of EBITDA to Net Income and Net Cash Provided By Operating Activities
(UNAUDITED)

As used in this report, adjusted EBITDA means earnings before interest, income taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash charges.  We believe that adjusted EBITDA, as presented, represents a useful method of assessing the performance of our operating activities, as it reflects our earnings trends without the impact of certain non-cash charges.  Adjusted EBITDA is also used by our creditors in assessing debt covenant compliance.  We understand that although securities analysts frequently use EBITDA in their evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.  EBITDA is not intended as an alternative to cash flow provided by operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, nor as an alternative to any other measure of performance in conformity with accounting principles generally accepted in the United States of America.

The following is a reconciliation of adjusted EBITDA to both net income and cash flow provided by operating activities:

	THREE MONTHS ENDED MARCH 31,		NINE MONTHS ENDED MARCH 31,
	2010	2009	2010	2009

Adjusted EBITDA	$1,065,607	$758,458	$2,815,714	$2,934,647
Stock-based compensation and other non-cash charges	(92,775)	(47,299)	(246,493)	(135,970)
Refund of Business & Occupancy tax (including interest)	394,745	-	394,745	-
Gain on litigation settlement	-	-	354,668	-
Gain on extinguishment of debt	-	190,000	-	190,000
Goodwill impairment	-	-	-	(11,403,342)
EBITDA	1,367,577	901,159	3,318,634	(8,414,665)

Depreciation and amortization	(386,145)	(479,061)	(1,181,861)	(1,267,124)
Interest expense, net	(21,274)	(65,910)	(103,791)	(157,571)
Income tax (expense) benefit	(511,050)	(63,150)	(918,715)	166,881
Net income (loss)	449,108	293,038	1,114,267	(9,672,479)

ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES:

Non-cash compensation expense (stock options)	54,938	43,022	163,842	123,714
Stock issued for investor relations services	-	-	-	12,084
Amortization of intangibles	283,654	349,155	875,632	914,215
Deferred income tax benefit	(167,572)	(1,834,900)	(429,104)	(1,268,034)
Depreciation and amortization of bank fees	120,773	121,924	343,492	352,908
Goodwill impairment	-	-	-	11,403,342
Gain on extinguishment of debt	-	(190,000)	-	(190,000)
Gain on litigation settlement	-	-	(354,670)	-
Change in non-controlling interest of
subsidiary	24,551	21,751	83,229	19,604
Provision for doubtful accounts	(155,238)	(14,994)	(11,630)	134,101

CHANGE IN OPERATING ASSETS AND LIABILITIES:
Accounts receivable	3,325,168	4,697,176	(1,111,488)	8,354,248
Employee loan receivable	(10,067)	(3,100)	43,100	(10,033)
Station and other receivables	(559,519)	(69,380)	(393,945)	(99,260)
Prepaid expenses and other assets	(38,246)	22,271	(137,317)	183,941
Checks issued in excess of funds	44,148	-	44,148	-
Accounts payable & accrued transportation costs	(2,579,014)	(395,584)	(195,800)	(6,914,471)
Commissions payable	279,458	7,987	99,513	232,188
Other accrued costs	24,257	(98,562)	(148,412)	32,009
Other long-term liabilities	23,544	-	23,544	-
Income taxes payable	276,612	-	276,612	(498,142)
Income tax deposit	31,518	1,162,360	535,074	(790,254)
Due to former Adcom shareholder	(20,834)	-	(20,834)	-
Total adjustments	958,131	3,819,126	(315,014)	11,992,160

Net cash provided by operating activities	$1,407,239	$4,112,164	$799,253	$2,319,681